SKYLYNX COMMUNICATIONS, INC.
500 John Ringling Boulevard
Sarasota, Florida 34242

LETTER OF INTENT

May 2, 2005

STRICTLY CONFIDENTIAL

ADTECH Systems, Inc.
16500 San Pedro Avenue, Suite 350
San Antonio, Texas 78232

Re: Acquisition of ADTECH Systems, Inc. ("ASI") by SkyLynx Communications, Inc. ("SkyLynx" or the "Company")

Gentlemen:

     This Letter of Intent will confirm the intent of the parties with respect to the proposed acquisition (the    "Acquisition") by SkyLynx of ADTECH Systems, Inc. ("ASI"). On terms and conditions mutually acceptable to SkyLynx, and ASI, the Acquisition will be structured as a reverse triangular merger between ASI, SkyLynx and a subsidiary of SkyLynx (the "SkyLynx Sub") to be formed for the purpose of consummating a merger with ASI. The objective of our discussions has been the execution and consummation, as soon as feasible, a formal definitive Agreement and Plan of Merger (together with all other definitive documents pertaining thereto, collectively the "Merger Agreement") between SkyLynx, SkyLynx Sub and ASI, which, among other things, would provide for the various matters set forth below:

1.      Pursuant to the Acquisition and based upon the existing financial status and capitalization of SkyLynx and  ASI, SkyLynx shall form and organize SkyLynx Sub as a wholly-owned subsidiary which on the effective  date of the Merger (the "Effective Date") shall be merged with and into ASI, with ASI to be the surviving corporation (the "Merger"). As a consequence of the Merger, all issued and outstanding shares of SkyLynx Sub shall be converted automatically into shares of ASI; and all issued and outstanding shares of  ASI shall then be converted automatically into shares of convertible preferred stock of SkyLynx, as defined below. As a result of the Merger, ASI will become a wholly owned subsidiary of SkyLynx. In addition to other conditions to the consummation of the Acquisition, the Merger is subject to ASI shareholder approval and dissenter rights, if any.

2.    On the Effective Date of the Merger, all issued and outstanding shares of common stock of ASI shall be converted automatically into an aggregate of 4,664,946 shares of SkyLynx Series B convertible Preferred Stock having a Stated Value of $0.50 per share (the "Series B Preferred"). TheSeries B Preferred Stock shall have the following rights and preferences:

            Voting Rights: Each issued and outstanding share of Series B Preferred shall entitle the holder to one (1) vote on any and all matters presented to the shareholders of SkyLynx for approval, including the election of directors. The Series B Preferred shall vote together with all other outstanding shares of voting securities, voting as a single class.

            Dividend: None.

           Redemption Right: SkyLynx shall have the right to call for redemption any or all of the outstanding shares of Series B Preferred upon 30 days written notice. The redemption price to be paid for the shares called for redemption (the "Redemption Price") shall be equal to the Stated Value thereof. Each holder of shares of Series B Preferred called for redemption shall have until the date immediately preceding the redemption date to convert the shares of Series B Preferred into Common Stock of SkyLynx.

           Conversion: Each share of Series B Preferred is convertible into one share of Common Stock, at any time, at the option of the holder, subject to adjustment under certain circumstances. In addition, each share of Series B Preferred will automatically convert into an equal number of shares of SkyLynx Common Stock on the fifth anniversary of the date of issue. In addition, each share of Series B Preferred will automatically convert into an equal number of shares of SkyLynx Common Stock in the event (i) there is a registration statement which has been declared effective by the SEC registering for resale the shares of common stock issuable upon such conversion (the "Conversion Stock") (ii) there is a public trading market for the Common Stock, and (iii) the closing bid price of the Common Stock on the principal trading market has been at least 150% of the Stated Value of the Series B Preferred for at least ten (10) consecutive trading days.

          Liquidation Preference. $0.50 per share of Preferred Stock, subordinate to the Stated Value of outstanding shares of Series B Preferred and senior to the rights of holders of Common Stock.

3.     An additional 4,585,054 shares of Class B Preferred Stock shall be held in escrow by the escrow agent, Clifford L. Neuman, Esq., 1507 Pine St., Boulder, CO upon the following terms and conditions all of which shall be included in the final escrow agreement satisfactory to said Clifford L. Neuman, Esq.:

      A.    1,146,263 shares to be released upon the collection of the $2,200,000 debt due from ComTek

      B.    1,146,263 shares to be released upon conversion of the long term debt described in paragraph 4 below, on or before it's due date, into shares of the Class A Preferred Stock as described therein.

      C.    1,146,263 shares to be released when revenue for ADTECH as a subsidiary exceeds $20,000,000 in a fiscal year within five (5) years from closing.

      D.    1,146,263 shares to be released when after tax net profit for ADTECH as a subsidiary exceeds $800,000 in a fiscal year within five (5) years from closing.

4.    ASI currently has outstanding indebtednesses owed to Arthur Sterling, Dr. Ken Kurica and Tatonka in the aggregate amount of approximately $2.6 million including accrued interest (the "ASIDebt"). It shall be a condition to the closing of the Merger that the holders of the ASI Debt agree toconvert the entire amount of principal and accrued and unpaid interest of the ASI Debt into an aggregate of 5,212,946 shares of Series A Convertible Preferred Stock of SkyLynx (the "Series A Preferred") on the Effective Date of the Merger. The Series A Preferred shall be issued to the holders of the ASI Debt, pro rata. The Series A Preferred shall have the following rights and preferences:

                Voting Rights: None, except as provided by law.

                Dividend: Holders of the Series A Preferred shall be entitled to receive an annual cumulative dividend   equal to up to 10% of the Stated Value of all issued and outstanding shares. The dividend shall be declared quarterly and shall be paid, at the option of SkyLynx, either in cash or shares of SkyLynx Common Stock valued at Market Price. For the purposes hereof, Market Price shall be equal to the average closing bid and asked price of the SkyLynx Common Stock on the principal trading market therefore for the five consecutive trading days immediately preceding the dividend declaration date.

                Redemption Right: SkyLynx shall have the right to call for redemption any or all of the outstanding shares of Series A Preferred upon 30 days written notice. The redemption price to be paid for the shares called for redemption (the "Redemption Price") shall be equal to the Stated Value thereof, plus all accrued and unpaid dividends due thereon up to the date of redemption. Each holder of shares of Series A Preferred called for redemption shall have until the date immediately preceding the redemption date to convert the shares of Series A Preferred, plus all accrued and unpaid dividends due thereon, into Common Stock of SkyLynx.

                Conversion: Each share of Series A Preferred is convertible into one share of Common Stock, at any time, at the option of the holder, subject to adjustment under certain circumstances. In addition, each share of Series A Preferred will automatically convert into an equal number of shares of SkyLynx Common Stock in the event (i) there is a registration statement which has been declared effective by the SEC registering for resale the shares of common stock issuable upon such conversion (the "Conversion Stock") (ii) there is a public trading market for the Common Stock, and (iii) the closing bid price of the Common Stock on the principal trading market has been at least 150% of the Stated Value of the Series B Preferred for at least ten (10) consecutive trading days.

                Liquidation Preference. $0.50 per share of Preferred Stock.

5.     At the Effective time of the Merger, all issued and outstanding options, warrants or other rights to acquire ASI common stock shall be cancelled and become null and void.

6.    The Series A and B Preferred shall be delivered into escrow at Closing pending completion of the ASI audited financial statements and pro forma financial information required under Items 7(a) and (b) of Form 8-K under the Securities Act.

7.    Pending Closing, ASI shall not, without the prior written consent of SkyLynx, which consent shall not be unreasonably withheld, pay or retire any debt or liabilities except for (i) general, administrative and overhead expenses (ii) salaries and other employee obligations previously committed (iii) normal trade payables and vendor liabilities (iv) payments due under the Rockland Credit, and (v) other expenses incurred in the ordinary course of business.

8.    At Closing, ASI shall enter into an executive employment agreement with Richard Weitzel acceptable to all parties. The employment agreement shall include a covenant not to compete upon terms to be mutually agreed upon. The Closing of the Merger Agreement will proceed, if and only if, an executive employment agreement with Richard Weitzel acceptable to all parties is first agreed to and executed by all parties.

9.    On the Effective Date, ASI shall have only the contractual commitments and liabilities disclosed to SkyLynx and/or reflected on the ASI financial statements, and ASI shall have no other obligations or liabilities of whatsoever kind or description. ASI shall agree to indemnify, defend and hold harmless SkyLynx from and against any and all undisclosed claims of any and all of its creditors incurred prior to the Effective Date (the "ASI Indemnity"). The ASI Indemnity shall be in form and substance customary to a transaction of this type.

 10.    It is the parties' intent that the Merger will qualify for treatment as a tax-free reorganization under Section 368(a)(2)(E) of the Code and the parties will undertake all actions necessary both before and after the consummation of the Merger to effect such treatment.

11.    Upon the execution by ASI and return to SkyLynx of this Letter of Intent, SkyLynx's counsel shall prepare the Merger Agreement containing provisions in accordance with this Letter of Intent, together with such further appropriate terms and conditions as we may mutually determine, and those that are customary to a transaction of this type. The Merger Agreement shall be subject, in all respects, to the approval of all parties thereto. The Merger Agreement shall specify the closing date, and shall contain the normal and customary representation, warranties and covenants respecting SkyLynx and ASI, including, without limitation: absence of undisclosed liabilities; operation of the business in compliance with all applicable laws; completeness and accuracy of financial statements and tax returns; disclosure of all material information; and due authorization by the parties of all matters pertaining to the Acquisition. The Merger Agreement shall also include a provision providing for the payment of a Break-Up Fee in the amount equal to the other non-terminating party's costs and expenses, including attorneys' fees, payable by a party that terminates the Merger Agreement without cause and in the absence of the failure of a condition precedent to the obligation of such party to consummate the Acquisition.

12.    a.     From and after the date hereof and until the consummation of the Acquisition or the termination of negotiations in connection therewith, SkyLynx and ASI and their representatives shall have, at all times during normal business hours upon five (5) days prior notice to the other party, access to the premises, books and records of the other party, and the disclosing party shall furnish to the other party and its representatives such financial and operating data, and such other information with respect to its business and properties as the other party shall, from time to time, request.

         b.      It is, of course, understood that all such access, investigation and contacts shall be conducted by the other party and its representatives in such manner as not to interfere unduly with the normal conduct of the disclosing party's business and, further, that if the Merger Agreement shall not be consummated (for any reason whatsoever), the other party shall keep confidential and shall not disclose, misappropriate or use any Information (as hereinafter defined) obtained from the disclosing party concerning the disclosing party's operations and business, and will return all such Information, together with all notations and other documents and materials prepared using such information, to the disclosing party on request. The parties hereto agree with respect to all information that is furnished or disclosed by either party pursuant to this Letter of Intent, including, but not limited to, information regarding such party's (and its subsidiaries' and affiliates') organization, personnel, business activities, customers, policies, assets, finances, costs, sales, revenues, technology, rights, obligations, liabilities and strategies ("Information"), that, (i) such Information is confidential and/or proprietary to the furnishing/disclosing party and is entitled to and shall receive treatment as such by the receiving party and (ii) the receiving party will hold in confidence and not disclose nor use for its own competitive purposes, benefit or financial gain (except in respect of the transactions contemplated by this Letter of Intent) any such Information, treating such Information with the same degree of care and confidentiality as it accords its own confidential and proprietary Information; provided, however, that the receiving party shall not have any restrictive obligation with respect to any Information which (i) is contained in a printed publication available to the general public, (ii) is or becomes publicly known through no wrongful act or omission of the receiving party, or (iii) is known by the receiving party without any proprietary restrictions by the furnishing/disclosing party at the time of receipt of such information. The obligations of the parties under this Section 12(b) shall survive the Closing.

13.     The Merger Agreement shall also provide that, among other conditions, the obligations of the parties are expressly subject to:

        a.    A favorable review by each party's counsel of the corporate status, business, operations, financial condition and contractual relationships of the other party. Each party shall provide to the other UCC-1, Judgment and Tax Lien Search Reports that shall in all respects be acceptable to the other party and its legal counsel.

        b.    Each party, its investment bankers, counsel and auditors shall have completed a satisfactory due diligence of the other party.

        c.    This transaction shall have received the approval of the respective Boards of Directors of SkyLynx, SkyLynx Sub and ASI; and, if required by law, shareholders of ASI, SkyLynx and SkyLynx Sub; and no ASI shareholders shall have exercised their dissenters' rights.

        d.    SkyLynx shall have filed and otherwise complied with all reporting requirements imposed by or on account of any federal or state securities laws or regulations thereunder including, without limitation, all reporting requirements of Section 15(d) of the Securities Exchange Act of 1934, as amended.

        e.    No later than 75 days following the Closing, ASI shall obtain and deliver to SkyLynx, together with its legal counsel, its audited financial statements accompanied by a report of its independent certified public accountants containing audited balance sheets of ASI for a minimum of one (1) fiscal year, or since inception, whichever is shorter, and together with statements of operations for ASI for a minimum of two (2) fiscal years, or from the date of inception, whichever is shorter, which financial statements and the report of auditor shall in all material respects comply with the requirements of Regulation SB and other applicable securities laws and regulations, and which shall be reasonably satisfactory to SkyLynx.

        f.    There shall be no material adverse change in the business, affairs or prospects of SkyLynx or ASI or their subsidiaries since the date of this Letter of Intent until the Closing.

        g.    To the extent required by law, the Merger Agreement shall have received the approval of state and federal regulatory authorities.

14.    The Merger Agreement shall provide for the following post-closing corporate governance matters to be effective concurrently with the Closing:

        a.    The Board of Directors of SkyLynx shall consist of an odd number of directors between five and nine directors, which include the five current members as well as Richard Weitzel.

        b.    Richard Weitzel shall be elected to serve as an executive officer of SkyLynx in a capacity to be determined.

        c.    The Board of Directors of ASI shall consist of an odd number of directors, which shall include Richard Weitzel.

        d.    The executive officers of ASI shall include Richard Weitzel as Chief Executive Officer.

15.    For a period of ninety (90) days from the date hereof, and provided that the parties are actively negotiating the Merger Agreement, neither ASI nor SkyLynx shall, without the prior written consent of the other party, offer, either directly or through an agent, or discuss or negotiate, either directly or through an agent, with any other firm or individual, a merger, acquisition, sale of assets or other business combination.

16.    It is understood that SkyLynx is a public company, and, therefore, may be required to make appropriate public announcements of this transaction, and the form and substance of any such announcement shall, before dissemination, be subject to the reasonable approval of each party. No other announcements, except as may be required in the opinion of legal counsel to comply with applicable disclosure laws, shall be made of the transaction by any party without the express prior written approval of the other party. SkyLynx and ASI acknowledge that they may obtain non-public information concerning each other. Each agrees not to disclose such information or act upon the same in violation of the applicable securities laws.

17.    SkyLynx and ASI acknowledge that they, together with their directors, officers, employees and representatives who are apprised of this matter have been advised that the United States securities laws prohibit any person who possesses or is in privy with a person who possesses material non-public information about a company from purchasing or selling securities of such company. ASI, for itself, and its directors, officers, employees and representatives who are apprised of this matter, agree that, subject to all applicable securities laws, they will not directly or indirectly, in any manner acquire or attempt to acquire, for a period of 120 days from (i) the date of this Letter of Intent, (ii) the termination of this Letter of Intent, or (iii) subject to the execution of the Merger Agreement, the consummation of a transaction between the parties, whichever occurs later, any securities of SkyLynx except pursuant to a transaction approved by the Board of Directors of SkyLynx and its legal counsel

18.    Neither party shall unilaterally contact the customers, creditors or shareholders of the other party without the prior written consent of the other party.

19.    From the date hereof until the Closing, SkyLynx and ASI will conduct their respective business in the ordinary course consistent with past prudent business practices.

20.    Each party will bear the cost of its own expenses relating to this transaction including, but not limited to, legal fees, accounting fees, finder's or brokers' fees and the like. Notwithstanding the foregoing, SkyLynx shall pay for the preparation of all the statements of ASI as more fully identified and described in paragraph 13 e.

21.    This Letter of Intent, and any and all other agreements, documents or certificates to be entered into by the parties with respect to the subject matter hereof may be executed in multiple counterparts. Each such executed counterpart shall be considered an original, and taken together, shall constitute one and the same document. Any signature, notice or other communication with respect to the subject matter hereof may be given by telex, telecopy or other facsimile transmission, the transmission of which shall be concurrently or immediately followed by delivery (personal or by express mail) of an original thereof, and the party receiving a facsimile transmission shall be entitled to rely upon such facsimile to the same extent as if it were an original.

22.    It is understood that this Letter of Intent, when executed by all the parties hereto, merely constitutes a statement of our mutual intentions with respect to the Acquisition, does not contain all matters upon which agreement must be reached in order for the Merger to be consummated; provided, however, that the agreements of SkyLynx and ASI with respect to the Merger contained in Paragraphs 1 through 6 and the respective obligations of SkyLynx and ASI under Paragraphs 7, 12, 15, 16, 17, 18,19 and 20 above shall be binding upon them, respectively, when this Letter of Intent shall be executed by both SkyLynx and ASI. This Letter of Intent shall control the rights and obligations of the parties until superceded by the execution of the Merger Agreement, subject to the conditions expressed herein and therein.

23.    This Letter of Intent and any and all obligations of the parties shall terminate upon written notice of either party, only for cause. Notice of termination shall be sufficient if sent by any of the following means: U.S. certified mail, Federal Express (or similar means), personal delivery, facsimile or similar electronic transmission, and shall be effective upon transmittal in any of the foregoing manners. The notice shall set forth the grounds for termination and shall grant the other party a period of 30 days to cure. Notwithstanding termination, however, the obligations of the parties insofar as they pertain to the maintenance of confidentiality and non-use of information as provided in Section 12(b) shall survive the termination of this Letter of Intent. This Letter of Intent shall be governed by, and construed in accordance with, the laws of the State of COLORADO, without regard to principles pertaining to conflicts of laws.

        SkyLynx is prepared to sign a definitive Merger Agreement relating to the acquisition of ASI by SkyLynx as promptly as practicable and would be pleased to meet with your representatives at any time to discuss any aspect of this proposal. If the terms of this Letter of Intent are acceptable to you, please sign and return the enclosed counterpart to the undersigned no later than April 27, 2005.

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                                                                        Sincerely,

                                                                        SKYLYNX COMMUNICATIONS, INC.

                                                                        By:___________________________________
                                                                        Steven D. Smith, Chief Operating Officer

AGREED TO AND ACCEPTED
THIS _____ DAY OF ___________, 2005

ADTECH SYSTEMS, INC.

By:___________________________________
Richard Weitzel, CEO and Chairman